December 23, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tia L. Jenkins
Julie Marlowe
John Archfield

Re:	Concha Y Toro Winery, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed May 1, 2014
Response Letter Dated December 1, 2014
File No. 1-13358

Ladies and Gentlemen:

On behalf of Concha Y Toro Winery, Inc., a corporation incorporated under the laws of Chile (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in Ms. Tia L. Jenkins’ letter dated December 2, 2014, regarding the Staff’s review of the Company’s Form 20-F. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.

Form 20-F for the Fiscal Year Ended December 31, 2014

1. You refer on page 13 of the 20-F to your subsidiary “Viña Cono Sur.” A news report indicates that “Vina Cono Sur” has made shipments to Cuba. Additionally, you state on page 36 of the 20-F that you “expanded [your] sales to African . . . and Middle Eastern countries,” countries that include Sudan and Syria.

Cuba, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, partners, joint venture or other direct or indirect arrangements. You should describe any services or products you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

RESPONSE:

The Company respectfully submits that we have not in the past, and do not currently, have direct or indirect contacts or conduct direct or indirect business with the government of Sudan, or with any person or entity within Sudan, and we do not anticipate establishing contacts or conducting business with Sudan in the future.

Regarding Cuba and Syria, the Company does not maintain a physical presence or any sales representatives in either country. The Company, which is established under the laws of Chile and operates from Chile, along with three of its subsidiaries established under the laws of Chile and Argentina that are identified in the tables below, have sold and exported wine from Chile and Argentina to three importers in Cuba. In addition, the Company has sold and exported wine from Chile to a customer in Syria in 2010 and 2011. No U.S. persons employed by the Company or U.S. operations associated with the Company were involved in the wine sales to Cuba or Syria.

The tables below sets forth the historical revenue data for wine exports from Chile and Argentina by the Company and its subsidiaries to Cuba and Syria for fiscal years 2010, 2011, 2012, 2013, and 2014:

		Cuba - 2011		Cuba - 2012		Cuba - 2013		Cuba - 2014
Entity	Location	Revenue (USD)	Percent of Total Revenue	Revenue (USD)	Percent of Total Revenue	Revenue (USD)	Percent of Total Revenue	Revenue (USD)	Percent of Total Revenue
Viña Concha y Toro S.A.	Chile	892,757	0.10%	908,894	0.10%	1,076,515	0.11%	607,497	0.08%
Viña Cono Sur S.A.	Chile	0	0.00%	25,154	0.00%	0	0.00%	0	0.00%
Trivento Bodegas y Viñedos S.A.	Argentina	27,585	0.00%	16,590	0.00%	34,810	0.00%	17,479	0.00%
Sociedad Exportadora y Comercial Viña Maipo SpA	Chile	175,383	0.02%	390,703	0.04%	482,481	0.05%	343,262	0.05%
Total		1,095,725	0.13%	1,341,341	0.14%	1,593,806	0.17%	968,238	0.13%

		Syria - 2010		Syria - 2011
Entity	Location	Revenue (USD)	Percent of Total Revenue	Revenue (USD)	Percent of Total Revenue
Viña Concha y Toro S.A.	Chile	30,613	0.00%	33,045	0.00%
Viña Cono Sur S.A.	Chile
Trivento Bodegas y Viñedos S.A.	Argentina
Sociedad Exportadora y Comercial Viña Maipo SpA	Chile
Total		30,613	0.00%	33,045	0.00%

The Company and two of its subsidiaries, Sociedad Exportadora y Comercial Viña Maipo SpA and Trivento Bodegas y Viñedos S.A., have also provided free of charge certain marketing and advertising products to two customers in Cuba, including umbrellas, cellular phone covers, pencils, among others. Trivento Bodegas y Viñedos S.A. has also participated in a wine fair in Cuba on October 1st and 2nd 2014. Except for these activities and the sales identified in the tables above, the Company has not in the past conducted business with any person or entity within Cuba or Syria. The Company intends to continue its trade with Cuba as identified above, and the Company does not anticipate future sales to Syria.

In response to the Staff’s comment, the Company confirms that except as described above, the Company has not provided any services, products, information, or technology to Cuba, Sudan, or Syria, directly or indirectly, and except as described above, does not have any agreements, commercial arrangements, or other contacts in these countries or with any entities controlled by the governments of these countries.

2. Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

RESPONSE:

The Company respectfully submits that it does not believe that revenue derived from wine sales from Chile and Argentina to Cuba and from Chile to Syria are material to the Company’s past, current, or anticipated future operations. The tables above show the insignificance of these sales to the Company’s operations in the relevant fiscal periods. Given the de minimis nature of the amounts involved, the Company does not believe that these sales have constituted a material investment risk to the Company’s security holders.

The Company is aware that various initiatives have been proposed or adopted by different bodies regarding investment in companies that do business with U.S. designated state sponsors of terrorism and confirms to the Staff that the Company has considered the relevance of such issues to its business activities, but due to the de minimis and indirect nature of its dealings with Cuba, Sudan and Syria, the Company does not believe that there would be any major impact to its reputation and share value

If you would like to discuss any of the Company’s responses to the comments or any other matters, please call at (56-2) 2476-5768.

Sincerely,

/s/ OSVALDO SOLAR VENEGAS
Osvaldo Solar Venegas
Chief Financial Officer
Viña Concha y Toro S.A.